EXHIBIT H

         NEW WORLD POWER ANNOUNCES AGREEMENT IN PRINCIPLE FOR THE
SALE OF ITS SOLAR PHOTOVOLTAICS INTERESTS.

For Immediate Release
August 6, 1996

CONTACT      Frederic Mayer                                  Hank Hermann
             Acting Chief Financial Officer                  (214) 871-9445
             The New World Power Corporation
             558 Lime Rock Road
             Lime Rock, CT 06039
             (860) 435-4000

         Lime Rock, CT--August 6, 1996-The New World Power Corporation (NASDAQ-NMS:NWPC) announced today that it has executed a letter of intent with a New York Stock Exchange listed company to sell New World Power's approximately 46% share interest in Photocomm, Inc. (NASDAQ-NMS: PCOM), a manufacturer of solar power systems, and its 51% share interest in Solartec, S.A, a privately held Argentinean solar manufacturing and distribution company.

         The proceeds from the sale of New World Power's shares of Photocomm, Inc. and Solartec, S.A. will be used to retire a substantial portion of the Company's Convertible Subordinated Notes held by the Flemings Group. In anticipation of the above transaction, those noteholders have agreed to extend certain covenant provisions requiring the sale of a portion of New World's assets by July 31, 1996.

         The transaction is subject to a number of conditions, including negotiation and execution of definitive agreements. In addition, the transaction will be subject to approval by New World Power's shareholders at the Company's Annual Meeting, which is expected to be held in the fourth quarter of 1996.

         In light of this development, the Board of Directors of New World Power concluded that the management services of Glass & Associates were no longer necessary. Accordingly, the Board has exercised its right to terminate that engagement. The Board expressed its thanks to Mr. George Petrenko for the services he has rendered as the Company's Interim CEO. The Company is currently engaged in negotiations with an Engineering Procurement and Construction Company to retain the services of one of its executives as new Interim CEO.

         NEW WORLD POWER CORPORATION IS AN INTERNATIONAL PRODUCER OF ELECTRICITY GENERATED FROM WIND ENERGY, SOLAR ENERGY AND HYDROPOWER. THE COMPANY DEVELOPS, MANUFACTURES AND MARKETS ELECTRICAL GATHERING SYSTEMS POWERED BY RENEWABLE RESOURCES AND ALSO PROVIDES RELATED SERVICES.